EXHIBIT 99.70

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

Thursday, June 2, 2011

Alamos Gold Achieves Record Monthly Throughput at the Mulatos Mine and

Announces Results of Annual and Special Meeting of Shareholders

Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) is providing an update on the operating performance of its Mulatos Mine in northwestern Mexico. The Company is also providing a summary of the results of today’s Annual and Special Meeting of Shareholders.

Mulatos Operating Performance Update

In the month of May 2011, daily average crusher throughput increased significantly relative to prior periods, establishing a new monthly record. Crushed ore was stacked on the leach pad at an average rate of 15,300 tonnes per day in the month of May, a 29% increase from the first quarter of 2011. In addition, the Company was able to maintain a crusher product size of approximately 90% less than three-eighths of an inch.

The Company is also pleased to announce that Thomas McGrail has joined Alamos as General Manager of the Mulatos Mine. Mr. McGrail has over 35 years of experience in the mining industry in North and Latin America. Prior to joining Alamos, Mr. McGrail was the Vice President of Operations for Aura Minerals Inc.

Commenting on the improvement in crusher throughput, Manley Guarducci, Alamos’ Vice-President and Chief Operating Officer, stated “This past month’s increase in crusher throughput is a direct result of improved operating and maintenance practices and is a testament to the calibre of new hires who recently joined our operating team in Mexico. I am very pleased that we’ve achieved an average rate of 15,300 tonnes per day during the month of May, and I am confident that we can maintain this level of throughput going forward.”

The Company is maintaining its 2011 annual production guidance of between 145,000 and 160,000 ounces of gold at a cash operating cost per ounce of gold sold of between $365 and $390, exclusive of the 5% royalty. Inclusive of the 5% royalty and assuming an average realized gold price of $1,500 per ounce, the total cash cost range for 2011 is $440 to $465 per ounce of gold sold.

TRADING SYMBOL: TSX:AGI

Results of Annual and Special Meeting of Shareholders

The Company is reporting the voting results of its Annual and Special Meeting of Shareholders held on Thursday, June 2, 2010 in Toronto, Ontario.

Matter Voted On	Outcome

1. To set the number of Directors at seven	Approved

2. The election of Directors	Approved

3. Appointment of auditors and to authorize the Directors to fix their remuneration	Approved

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $195 million cash on hand, is debt-free, and unhedged to the price of gold. As of May 31, 2011, Alamos had 116,978,006 common shares outstanding (125,256,106 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Jeremy Link
President and Chief Executive Officer	Director, Investor Relations
(416) 368-9932	(416) 368-9932 x 201

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Non-GAAP Statements

Note that for purposes of this section, GAAP refers to International Financial Reporting Standards. The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

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TRADING SYMBOL: TSX:AGI

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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